82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $91,750 PRIVATE PLACEMENT

THURSDAY, MAY 22, 2003, VANCOUVER, BC — Further to the Company's news release dated April 4, 2003, the Company is pleased to announce that it has closed its private placement with respect to 834,088 common shares at a price of $0.11 per share for total proceeds of $91,750. The Placees will also be granted non-transferable warrants to purchase up to an additional 834,088 shares for a period of two years at a price of $0.15 per share.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President



"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE



TSX:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $91,750 PRIVATE PLACEMENT

THURSDAY, MAY 22, 2003, VANCOUVER, BC — Further to the Company's news release dated April 4, 2003, the Company is pleased to announce that it has closed its private placement with respect to 834,088 common shares at a price of $0.11 per share for total proceeds of $91,750. The Placees will also be granted non-transferable warrants to purchase up to an additional 834,088 shares for a period of two years at a price of $0.15 per share.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ORDERS FIRST PRESSURE RELIEF VALVES FOR SALE TO THE RAIL INDUSTRY

TUESDAY, MAY 6, 2003, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) is pleased to announce it has now signed a Commercial Purchase Order for 115 Kelso JS75 SRV Pressure Relief Valves with Willamoy Products Corporation. The Purchase Order was signed after various discussions with railroad executives, shippers and rail tank car maintenance specialists at both the Bureau of Explosives Trade Show in Dallas, Texas (4/15-16/03) and at the AAR Tank Car Committee Members' Meeting in Houston, Texas (4/29-5/1/03).

Stephen L. Grossman, President and CEO of Kelso stated that "*This is Kelso's first order to begin sales of its JS75 SRV valves to railroads using non-hazardous general purpose tank cars. Kelso is very grateful to and appreciative of its individual private investors who believed in the Company's management and strategy that allowed Kelso to reach this stage in its development.*"

Mr. Grossman went on to say that "*Financial institutions and/or investment companies must now play a major role in Kelso's growth. Kelso believes that once they have done their due diligence and comprehend the significance and value of Kelso's JS75 SRV over current pressure relief valve technology, the possible upside potential could be as beneficial to their companies as the Kelso JS75 SRV is to the rail industry.*"

Mr. Grossman also made a statement to Kelso's loyal shareholders: "*Ten years ago some of us began a journey to advance technology in the rail industry. The years have been long and trying, but like the tank cars, Kelso is now on a track heading in a direction for what Kelso believes can be a very promising future for us all. A futuristic company that is here today . . . that's Kelso,*" he said.

For JS75 SRV product information, please contact Barry Lacroix, VP R&D and Manufacturing toll free at 866-802-8056 or by email to lacroix@kelsotech.com.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, VP & Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ORDERS FIRST PRESSURE RELIEF VALVES FOR SALE TO THE RAIL INDUSTRY

TUESDAY, MAY 6, 2003, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) is pleased to announce it has now signed a Commercial Purchase Order for 115 Kelso JS75 SRV Pressure Relief Valves with Willamoy Products Corporation. The Purchase Order was signed after various discussions with railroad executives, shippers and rail tank car maintenance specialists at both the Bureau of Explosives Trade Show in Dallas, Texas (4/15-16/03) and at the AAR Tank Car Committee Members' Meeting in Houston, Texas (4/29-5/1/03).

Stephen L. Grossman, President and CEO of Kelso stated that "*This is Kelso's first order to begin sales of its JS75 SRV valves to railroads using non-hazardous general purpose tank cars. Kelso is very grateful to and appreciative of its individual private investors who believed in the Company's management and strategy that allowed Kelso to reach this stage in its development.*"

Mr. Grossman went on to say that "*Financial institutions and/or investment companies must now play a major role in Kelso's growth. Kelso believes that once they have done their due diligence and comprehend the significance and value of Kelso's JS75 SRV over current pressure relief valve technology, the possible upside potential could be as beneficial to their companies as the Kelso JS75 SRV is to the rail industry.*"

Mr. Grossman also made a statement to Kelso's loyal shareholders: "*Ten years ago some of us began a journey to advance technology in the rail industry. The years have been long and trying, but like the tank cars, Kelso is now on a track heading in a direction for what Kelso believes can be a very promising future for us all. A futuristic company that is here today . . . that's Kelso,*" he said.

For JS75 SRV product information, please contact Barry Lacroix, VP R&D and Manufacturing toll free at 866-802-8056 or by email to lacroix@kelsotech.com.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, VP & Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

DALLAS BUREAU OF EXPLOSIVES TRADE SHOW OPENS DOOR TO FIRST SALES OF KELSO TECHNOLOGIES' INNOVATIVE JS75 SRV PRESSURE RELIEF VALVE

TUESDAY, APRIL 22, 2003, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) is very pleased to report that its debut of the JS75 SRV Pressure Relief Valve at the Bureau of Explosives Trade Show in Dallas, Texas, April 15 – 16, 2003, has resulted in significant sales opportunity for the Company.

This was Kelso's first time ever demonstrating its unique technology in a public forum such as this industry trade show since it was granted the Association of American Railroads (AAR) approval in February to enter non-hazardous commodities service.

The reception of Kelso's JS SRV technology was far beyond Management's expectations, confirming the Company's strong belief that the rail industry is seeking a change from current internal pressure relief technology to a cost effective, external technology which Kelso has developed.

"*We are very excited about the response we received at the trade show. It confirms Kelso's direction and intelligence regarding the needs of the industry and more specifically showed us, in no uncertain terms, that we possess the right technology for the right market and at the right time*," stated Barry LaCroix, Kelso VP of R&D and Manufacturing. "*The rail industry has long sought a better, safer pressure relief valve and until Kelso launched its JS75 SRV, the industry didn't have any such alternative. We are confident now, more than ever, that we will see sales resulting from this Trade Show and that Kelso is indeed moving into the commercialization phase of its business development,*" LaCroix added.

The very positive reception came from the rail industry personnel who form part of Kelso's prospective buying group that is expected to be key to Kelso's success. These include rail tank car owners, shippers, and repair groups. Throughout the two day trade show, Kelso management presented teardown demonstrations to explain the JS75 SRV's operation and design, handed out technical and corporate literature and responded to the many technical questions posed by prospective buyers, end users, hazardous materials personnel and regulatory agencies.

Many attendees indicated that they were very impressed with the uniqueness of the JS75 SRV's external design and considered its innovative features to offer significant improvements and many new benefits over the technology currently in use.

A number of those visiting the Kelso booth stated that they would be interested in further discussion with Kelso with a view to purchasing pressure relief valves for their rail tank car fleets. In particular, the response from chemical companies proved to be greater than anticipated as they are the most anxious to replace internal spring valves with viable alternatives. Kelso's technology offers that alternative.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

DALLAS BUREAU OF EXPLOSIVES TRADE SHOW OPENS DOOR TO FIRST SALES OF KELSO TECHNOLOGIES' INNOVATIVE JS75 SRV PRESSURE RELIEF VALVE

TUESDAY, APRIL 22, 2003, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) is very pleased to report that its debut of the JS75 SRV Pressure Relief Valve at the Bureau of Explosives Trade Show in Dallas, Texas, April 15 – 16, 2003, has resulted in significant sales opportunity for the Company.

This was Kelso's first time ever demonstrating its unique technology in a public forum such as this industry trade show since it was granted the Association of American Railroads (AAR) approval in February to enter non-hazardous commodities service.

The reception of Kelso's JS SRV technology was far beyond Management's expectations, confirming the Company's strong belief that the rail industry is seeking a change from current internal pressure relief technology to a cost effective, external technology which Kelso has developed.

"*We are very excited about the response we received at the trade show. It confirms Kelso's direction and intelligence regarding the needs of the industry and more specifically showed us, in no uncertain terms, that we possess the right technology for the right market and at the right time,*" stated Barry LaCroix, Kelso VP of R&D and Manufacturing. "*The rail industry has long sought a better, safer pressure relief valve and until Kelso launched its JS75 SRV, the industry didn't have any such alternative. We are confident now, more than ever, that we will see sales resulting from this Trade Show and that Kelso is indeed moving into the commercialization phase of its business development,*" LaCroix added.

The very positive reception came from the rail industry personnel who form part of Kelso's prospective buying group that is expected to be key to Kelso's success. These include rail tank car owners, shippers, and repair groups. Throughout the two day trade show, Kelso management presented teardown demonstrations to explain the JS75 SRV's operation and design, handed out technical and corporate literature and responded to the many technical questions posed by prospective buyers, end users, hazardous materials personnel and regulatory agencies.

Many attendees indicated that they were very impressed with the uniqueness of the JS75 SRV's external design and considered its innovative features to offer significant improvements and many new benefits over the technology currently in use.

A number of those visiting the Kelso booth stated that they would be interested in further discussion with Kelso with a view to purchasing pressure relief valves for their rail tank car fleets. In particular, the response from chemical companies proved to be greater than anticipated as they are the most anxious to replace internal spring valves with viable alternatives. Kelso's technology offers that alternative.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DEBUTS ITS PRESSURE RELIEF VALVE AT DALLAS BUREAU OF EXPLOSIVES TRADE SHOW

FRIDAY, APRIL 11, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that it is debuting its JS75 SRV Pressure Relief Valve at the Bureau of Explosives Trade Show in Dallas, Texas, April 15 – 16, 2003. This will be Kelso's first time at a trade show since it was granted the Association of American Railroads (AAR) approval last February to enter non-hazardous commodities service.

It is estimated that approximately 600 to 700 people will be attending the trade show. Kelso will be located in Booth 313 which is situated right next to the United States Environmental Services, Inc. booth.

Kelso Management looks forward to the opportunity of discussing with attendees, the various programs it will be offering towards the sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "We are planning to provide our potential customers with a total customer satisfaction program, including our new limited warranty protection plan which, in our opinion, is a first in the rail industry," stated Stephen L. Grossman, Kelso President and CEO.

Kelso will display a continuous video presentation and provide information on the Company, comparison tables between our valve and the competition, Kelso's warranty programs, and most important, will provide a picture of a competitor's internal valve after it has been removed from inside a tank car. The picture is a thought-provoking image that clearly portrays the possible contamination problems and resulting damage to valves that shippers can experience when transporting products in their tank cars equipped with internal valves. With Kelso's externally designed Kelso JS75 SRV valve, there is very little chance of product contamination.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DEBUTS ITS PRESSURE RELIEF VALVE AT DALLAS BUREAU OF EXPLOSIVES TRADE SHOW

FRIDAY, APRIL 11, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that it is debuting its JS75 SRV Pressure Relief Valve at the Bureau of Explosives Trade Show in Dallas, Texas, April 15 – 16, 2003. This will be Kelso's first time at a trade show since it was granted the Association of American Railroads (AAR) approval last February to enter non-hazardous commodities service.

It is estimated that approximately 600 to 700 people will be attending the trade show. Kelso will be located in Booth 313 which is situated right next to the United States Environmental Services, Inc. booth.

Kelso Management looks forward to the opportunity of discussing with attendees, the various programs it will be offering towards the sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "We are planning to provide our potential customers with a total customer satisfaction program, including our new limited warranty protection plan which, in our opinion, is a first in the rail industry," stated Stephen L. Grossman, Kelso President and CEO.

Kelso will display a continuous video presentation and provide information on the Company, comparison tables between our valve and the competition, Kelso's warranty programs, and most important, will provide a picture of a competitor's internal valve after it has been removed from inside a tank car. The picture is a thought-provoking image that clearly portrays the possible contamination problems and resulting damage to valves that shippers can experience when transporting products in their tank cars equipped with internal valves. With Kelso's externally designed Kelso JS75 SRV valve, there is very little chance of product contamination.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 4, 2003, Vancouver, BC — The Company announces that it is arranging, subject to regulatory approval, a Private Placement of up to 272,727 common shares at a price of $0.11 per share for total proceeds of up to $30,000. The investors will also be granted non-transferable warrants to purchase up to an additional 272,727 common shares for a period of two years at a price of $0.15 per share.

The proceeds of this Private Placement will be used for general working capital.

This financing is unrelated to the US $3,000,000 financing which was announced on March 13, 2003 and is still under negotiation.

The Company also announces that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

"Growth through Product Development "

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 4, 2003, Vancouver, BC — The Company announces that it is arranging, subject to regulatory approval, a Private Placement of up to 272,727 common shares at a price of $0.11 per share for total proceeds of up to $30,000. The investors will also be granted non-transferable warrants to purchase up to an additional 272,727 common shares for a period of two years at a price of $0.15 per share.

The proceeds of this Private Placement will be used for general working capital.

This financing is unrelated to the US $3,000,000 financing which was announced on March 13, 2003 and is still under negotiation.

The Company also announces that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES INCENTIVE OPTIONS

March 27, 2003, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its senior officers to purchase 538,500 common shares. The options are exercisable on or before March 25, 2008 at a price of $0.13 per share. The shares will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman, President"
Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES INCENTIVE OPTIONS

March 27, 2003, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its senior officers to purchase 538,500 common shares. The options are exercisable on or before March 25, 2008 at a price of $0.13 per share. The shares will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman, President"
Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO ENTERS NEGOTIATIONS FOR US$3 MILLION FINANCING

Thursday, March 13, 2003, Vancouver, BC - Kelso Technologies (TSX-V:KLS) is very pleased to announce that It has entered into a Confidential Term Sheet involving a financing of US$3 Million. The funds are to be used for the development and commercialization of Kelso's JS SRV Pressure Relief Valve technology for the rail industry worldwide.

Kelso expects that the negotiations and the due diligence period will be concluded on or before May 1, 2003. Upon an agreement being reached and completed, and as a condition to the closing, it is Kelso's Intention to seek shareholder and regulatory approval.

More specifically, the funds shall be used to hire administrative staff, engage a sales team, and continue research and development of the Kelso JS SRV technology for the larger pressurize railroad tank cars for both the North American and other worldwide rail markets.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Dept. at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L Grossman"
Stephen L. Grossman, President and C.E.O.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO ENTERS NEGOTIATIONS FOR US$3 MILLION FINANCING

Thursday, March 13, 2003, Vancouver, BC - Kelso Technologies (TSX-V:KLS) is very pleased to announce that It has entered into a Confidential Term Sheet involving a financing of US$3 Million. The funds are to be used for the development and commercialization of Kelso's JS SRV Pressure Relief Valve technology for the rail industry worldwide.

Kelso expects that the negotiations and the due diligence period will be concluded on or before May 1, 2003. Upon an agreement being reached and completed, and as a condition to the closing, it is Kelso's Intention to seek shareholder and regulatory approval.

More specifically, the funds shall be used to hire administrative staff, engage a sales team, and continue research and development of the Kelso JS SRV technology for the larger pressurize railroad tank cars for both the North American and other worldwide rail markets.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Dept. at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L Grossman"
Stephen L. Grossman, President and C.E.O.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

FULL STEAM AHEAD AS KELSO'S CEO OUTLINES VISION FOR THE FUTURE FOLLOWING AAR APPROVAL

WEDNESDAY, FEBRUARY 12, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) President & CEO, Stephen L. Grossman today released a detailed statement outlining the Company's vision for growth following Monday's announcement (on February 10, 2003) about the Association of American Railroads' (AAR's) North American approval of its JS75 SRV Pressure Relief Valve.

In an unusual move for Kelso, Grossman shares his vision for the Company's growth with all interested stakeholders at this dramatic juncture in the Company's evolution.

According to Grossman, Kelso developed its external valve technology to eliminate some of the internal valve problems brought on by their components mixing with the contents that might be stored or transported in a container. It took many years and millions of dollars to deliver a different and somewhat revolutionary external valve known as the Kelso JS75 SRV Pressure Relief Valve. Furthermore, although the technology developed could have multiple applications across a number of industries, initial development focused on the Rail Industry, an industry that is highly self-regulated and has an extremely stringent approval process, an approval process that exceeds requirements of all but a few commercial sectors.

The goal Kelso had in its formative stage is now reality thanks to the AAR approval and a new vision is required that emphasizes the commercialization of Kelso's JS SRV technology throughout the Rail Industry:

> **Kelso's new vision is to be first and foremost a "Safety Enterprise" and not simply a Valve Supplier. It will fulfill this vision through research, development and acquisitions into safety technologies. Furthermore, Kelso will effectively market its JS SRV valve to the Rail Industry domestically and throughout the world, as well as extend the reach of its technology to other industries.**

In as much as Kelso's JS SRV technology offers significant safety improvements as well as economic benefits to the rail industry, synergy exists to benefit both the Rail Industry and the security of the general public. Kelso will seek, in the months to come, to conclude JS SRV Replacement Contracts with rail fleet operators and leasing entities. Kelso will further initiate discussions with the Insurance Industry in the interest of lower premiums on rolling stock using this new technology approved by the AAR. And, not to limit the technology's applicability, Kelso will advance its development and seek approval of other valve sizes required by the Rail Industry.

Kelso's JS75 SRV technology is patented in the USA and Australia under 15-year protection. It is patent protected in 18 other countries in Asia (China, Hong Kong, India, Indonesia, Japan, Korea and Vietnam), Europe (Austria, Belgium, France, Germany, Italy, Netherlands, Russia, Spain, and the U.K.), South America (Brazil) and Mexico. Over the next couple of years, Kelso will identify and conclude distribution and agency agreements in these markets and thereafter initiate commercial activities. By extending our technology overseas, we will be extending the safety benefits beyond NAFTA, our primary geographic market.

Manufacturing will be done in North America in order to support anticipated demand in both our domestic and overseas markets. Kelso will also seek, where advisable, offshore manufacturing arrangements that may offer economic advantages to the company that may speed the process of adoption within those regional markets and or that may enhance Kelso's base technology. Kelso will also maintain vigilance against any infringement.

At the outset of my message, I alluded to the ability of the technology to address the needs of other industries and other applications. In the years to come, Kelso's development program will introduce variations of the current JS SRV technology in the form of products suitable for the trucking, stand-alone storage tanks, pipeline, marine transportation and aviation industries. The order of introduction will be based on ease of product modification in addressing the magnitude of need and the size of the sector in question.

Management and the commitment of a few individuals and investors have brought Kelso to this juncture and to the first summit of our success. I wish to thank each and every one of you and look forward to your sharing and supporting the vision I have for the company. In order to fulfill this vision, we will have to extend our team and will require financial investors and institutions to supplement our current investment resources. We will also require the same commitment and effort from the extended team, as has been shown by the Management team that brought us to this point and provides us today with our new vision.

Kelso shall be first and foremost a Safety Enterprise, a futuristic company that is here today with vision and leadership for the tomorrows to come.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

FULL STEAM AHEAD AS KELSO'S CEO OUTLINES VISION FOR THE FUTURE FOLLOWING AAR APPROVAL

WEDNESDAY, FEBRUARY 12, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) President & CEO, Stephen L. Grossman today released a detailed statement outlining the Company's vision for growth following Monday's announcement (on February 10, 2003) about the Association of American Railroads' (AAR's) North American approval of its JS75 SRV Pressure Relief Valve.

In an unusual move for Kelso, Grossman shares his vision for the Company's growth with all interested stakeholders at this dramatic juncture in the Company's evolution.

According to Grossman, Kelso developed its external valve technology to eliminate some of the internal valve problems brought on by their components mixing with the contents that might be stored or transported in a container. It took many years and millions of dollars to deliver a different and somewhat revolutionary external valve known as the Kelso JS75 SRV Pressure Relief Valve. Furthermore, although the technology developed could have multiple applications across a number of industries, initial development focused on the Rail Industry, an industry that is highly self-regulated and has an extremely stringent approval process, an approval process that exceeds requirements of all but a few commercial sectors.

The goal Kelso had in its formative stage is now reality thanks to the AAR approval and a new vision is required that emphasizes the commercialization of Kelso's JS SRV technology throughout the Rail Industry:

> **Kelso's new vision is to be first and foremost a "Safety Enterprise" and not simply a Valve Supplier. It will fulfill this vision through research, development and acquisitions into safety technologies. Furthermore, Kelso will effectively market its JS SRV valve to the Rail Industry domestically and throughout the world, as well as extend the reach of its technology to other industries.**

In as much as Kelso's JS SRV technology offers significant safety improvements as well as economic benefits to the rail industry, synergy exists to benefit both the Rail Industry and the security of the general public. Kelso will seek, in the months to come, to conclude JS SRV Replacement Contracts with rail fleet operators and leasing entities. Kelso will further initiate discussions with the Insurance Industry in the interest of lower premiums on rolling stock using this new technology approved by the AAR. And, not to limit the technology's applicability, Kelso will advance its development and seek approval of other valve sizes required by the Rail Industry.

Kelso's JS75 SRV technology is patented in the USA and Australia under 15-year protection. It is patent protected in 18 other countries in Asia (China, Hong Kong, India, Indonesia, Japan, Korea and Vietnam), Europe (Austria, Belgium, France, Germany, Italy, Netherlands, Russia, Spain, and the U.K.), South America (Brazil) and Mexico. Over the next couple of years, Kelso will identify and conclude distribution and agency agreements in these markets and thereafter initiate commercial activities. By extending our technology overseas, we will be extending the safety benefits beyond NAFTA, our primary geographic market.

Manufacturing will be done in North America in order to support anticipated demand in both our domestic and overseas markets. Kelso will also seek, where advisable, offshore manufacturing arrangements that may offer economic advantages to the company that may speed the process of adoption within those regional markets and or that may enhance Kelso's base technology. Kelso will also maintain vigilance against any infringement.

At the outset of my message, I alluded to the ability of the technology to address the needs of other industries and other applications. In the years to come, Kelso's development program will introduce variations of the current JS SRV technology in the form of products suitable for the trucking, stand-alone storage tanks, pipeline, marine transportation and aviation industries. The order of introduction will be based on ease of product modification in addressing the magnitude of need and the size of the sector in question.

Management and the commitment of a few individuals and investors have brought Kelso to this juncture and to the first summit of our success. I wish to thank each and every one of you and look forward to your sharing and supporting the vision I have for the company. In order to fulfill this vision, we will have to extend our team and will require financial investors and institutions to supplement our current investment resources. We will also require the same commitment and effort from the extended team, as has been shown by the Management team that brought us to this point and provides us today with our new vision.

Kelso shall be first and foremost a Safety Enterprise, a futuristic company that is here today with vision and leadership for the tomorrows to come.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Chairman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

GREEN LIGHT GIVEN FOR KELSO JS75 SRV SALES

MONDAY, FEBRUARY 10, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on 75 pound general purpose railroad tank cars carrying non-hazardous commodities. The approval covers the United States, Canada and Mexico.

"This is not only a momentous time in Kelso's 15 year history, but it is also the proudest day for Kelso since it marks the first time the Company turns to commercializing a technology that has required millions of dollars to develop. Kelso's research indicates that there are approximately 260,000 railroad tank cars traveling throughout North America and many of these are potential customers for Kelso's innovative valve technology," stated President & CEO Stephen L. Grossman.

Grossman went on to state, "Besides being a major achievement for the Company and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work, we will now move to promoting a low-profile, external valve, a valve that offers benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods."

The Kelso JS75 SRV product line has been designed to offer some very important and specific benefits to the rail industry as compared to other 75 pound pressure relief valves. Some of the benefits of the JS75 SRV are that it:

1. totally eliminates the possibility of any product contamination, which is typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);
3. eliminates the need for a tank car safety valve nozzle that all internal valves use and that could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing systems without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 trial valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After one year, a teardown of five of the valves was undertaken at a certified railroad repair shop with an AAR Observer present. Following the teardown, a report on the teardown inspection was filed with the AAR. On January 21, 2003, Kelso submitted the complete package to the AAR Tank Car Committee for the Committee's review and approval. That approval has now been granted.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV. Kelso appreciates the continuing efforts of those currently involved in year two of the Service Trial which is to qualify the Kelso JS75 SRV for the 75 pound general purpose tank cars carrying hazardous commodities.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their patience and approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

GREEN LIGHT GIVEN FOR KELSO JS75 SRV SALES

MONDAY, FEBRUARY 10, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that the Association of American Railroads (AAR) has given its approval for the use of the Kelso JS75 SRV Pressure Relief Valves on 75 pound general purpose railroad tank cars carrying non-hazardous commodities. The approval covers the United States, Canada and Mexico.

"This is not only a momentous time in Kelso's 15 year history, but it is also the proudest day for Kelso since it marks the first time the Company turns to commercializing a technology that has required millions of dollars to develop. Kelso's research indicates that there are approximately 260,000 railroad tank cars traveling throughout North America and many of these are potential customers for Kelso's innovative valve technology," stated President & CEO Stephen L. Grossman.

Grossman went on to state, "Besides being a major achievement for the Company and its shareholders, it is also a dramatic step forward in pressure relief valve technology for the rail industry and other industries in need of such technological innovation. After years of research and development work, we will now move to promoting a low-profile, external valve, a valve that offers benefits over competitive valves that rely on internal technology. Kelso believes the new technology will provide a safer means of transporting and storing goods."

The Kelso JS75 SRV product line has been designed to offer some very important and specific benefits to the rail industry as compared to other 75 pound pressure relief valves. Some of the benefits of the JS75 SRV are that it:

1. totally eliminates the possibility of any product contamination, which is typical of some safety valves;
2. is able to vent vapor/gases and liquids at the same time which helps prevent back pressure that could lead to ruptures or explosions of the tank car(s);
3. eliminates the need for a tank car safety valve nozzle that all internal valves use and that could cause environmental damage if sheered off in a tank car rollover incident;
4. provides a much safer valve for railroad mechanics to work on;
5. is smaller, lighter and more compact;
6. has an unobstructed opening and flow aperture due to its unique external design;
7. offers ease of servicing and reduced overall maintenance costs; and,
8. can be easily retrofitted to existing systems without structural change.

Brief Description of the Approval Process

On November 14, 2001, Kelso began a Service Trial as required by the AAR involving 30 trial valves installed on railroad tank cars. The Service Trail involved travel throughout North America during the extreme cold of winter and the extreme heat of summer to ensure that the Kelso JS75 SRV meets the rigid performance and safety standards set out by the AAR in order to be commercialized and sold to the rail industry.

After one year, a teardown of five of the valves was undertaken at a certified railroad repair shop with an AAR Observer present. Following the teardown, a report on the teardown inspection was filed with the AAR. On January 21, 2003, Kelso submitted the complete package to the AAR Tank Car Committee for the Committee's review and approval. That approval has now been granted.

A Word of Thanks to Those Who Made the Approval a Reality

Kelso is very thankful to Terra International Inc. for allowing us to use their leased tank cars; to Union Tank Car Company, owners of the leased cars; and to the many men and women who have been involved over the years in developing the Kelso JS75 SRV. Kelso appreciates the continuing efforts of those currently involved in year two of the Service Trial which is to qualify the Kelso JS75 SRV for the 75 pound general purpose tank cars carrying hazardous commodities.

Lastly, Kelso wishes to express its thanks to the various members of the AAR Tank Car Committee and its Director. Without their patience and approval, none of this would be possible. It required a team effort by everyone else and many years and dollars to achieve this approval. Kelso believes a new chapter is about to be written in "pressure relief valve technology."

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INC. COMPLETES TEARDOWN

Thursday, January 9, 2003, Vancouver, BC — Kelso Technologies (TSX-V:KLS) is pleased to report that, further to the Company's new release dated November 25, 2002, it has completed the teardown requirement of its JS75 SRV Pressure Relief Valve.

The Company is now proceeding to the next step in the approval process towards commercialization.

As further news is available, the Company will make it public.

"Stephen L. Grossman"
Stephen L. Grossman, President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-244,



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INC. COMPLETES TEARDOWN

Thursday, January 9, 2003, Vancouver, BC — Kelso Technologies (TSX-V:KLS) is pleased to report that, further to the Company's new release dated November 25, 2002, it has completed the teardown requirement of its JS75 SRV Pressure Relief Valve.

The Company is now proceeding to the next step in the approval process towards commercialization.

As further news is available, the Company will make it public.

"Stephen L. Grossman"
Stephen L. Grossman, President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO COMPLETES MAJOR STEP TOWARDS COMMERCIALIZATION OF ITS UNIQUE PRESSURE RELIEF VALVE TECHNOLOGY
First Year of Service Trial Ends

Tuesday, November 26, 2002, Vancouver, BC — Kelso Technologies (TSX-V:KLS) is very pleased to report that November 14, 2002 marked the end of the first year of the required Association of American Railroads (AAR) Service Trial for its unique JS75 SRV Pressure Relief Valve.

As required by the AAR, at the end of the first year of the trial, Kelso must remove five of its 30 JS75 SRVs from Service Trial tank cars to undergo a teardown inspection that is conducted with an AAR Qualified Observer present. Arrangements are well underway regarding the removal of the five valves and the teardown inspection is anticipated to take place during the month of December 2002.

"*It has been many long and hard years of steadfast dedication to the goal of delivering better and safer technology to the rail industry. The end of the first year of our AAR Service Trial is truly a landmark for Kelso. We have been heavily committed to R&D and now look forward to earning our first revenues from sales of the JS75 SRV Pressure Relief Valve in the coming year,*" stated Stephen Grossman, President & CEO.

Kelso's technical staff and management are optimistic about the upcoming teardown inspection. The 30 valves that have been on railroad tank cars for the past year have been visually inspected on a regular basis when the railroad tank cars return to their facilities for reloading of cargo. One facility is located in Ontario where Kelso's chief engineer conducted continuous inspections and the other is in Oklahoma where inspections were regularly carried out by one of the largest railroad maintenance companies in North America.

The base facilities were ideal for enabling Kelso's 30 valves to be exposed to varied weather conditions including the extreme cold of Canadian winters and the sweltering heat and high temperatures of the southern United States summers. The valves all functioned very effectively despite the drastic changes in climate over the 12 months and the extensive mileage and corresponding vibrations to which they were exposed.

With the anticipated success of the AAR teardown inspection in December, the new year promises to be a very exciting time for Kelso. If the inspection proves successful, Kelso will be able to enter commercialization starting in mid-2003 with sales of its JS75 SRV Pressure Relief Valves to the rail industry.

The past several years has brought a greater awareness of this unique technology to both the engineering and management divisions within the rail industry throughout North America. The number of decision makers who could purchase the JS75 SRV Pressure Relief Valves is small in number thereby making the marketing and sales of the valves a relatively straight-forward matter. Therefore, Kelso plans to market the JS75 SRV aggressively to both the manufacturers of new tank cars as well as the owners of tank cars which currently travel throughout North America.

Kelso looks forward to keeping the investment community informed as new developments occur.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-244


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO COMPLETES MAJOR STEP TOWARDS COMMERCIALIZATION OF ITS UNIQUE PRESSURE RELIEF VALVE TECHNOLOGY

First Year of Service Trial Ends

Tuesday, November 26, 2002, Vancouver, BC — Kelso Technologies (TSX-V:KLS) is very pleased to report that November 14, 2002 marked the end of the first year of the required Association of American Railroads (AAR) Service Trial for its unique JS75 SRV Pressure Relief Valve.

As required by the AAR, at the end of the first year of the trial, Kelso must remove five of its 30 JS75 SRVs from Service Trial tank cars to undergo a teardown inspection that is conducted with an AAR Qualified Observer present. Arrangements are well underway regarding the removal of the five valves and the teardown inspection is anticipated to take place during the month of December 2002.

"*It has been many long and hard years of steadfast dedication to the goal of delivering better and safer technology to the rail industry. The end of the first year of our AAR Service Trial is truly a landmark for Kelso. We have been heavily committed to R&D and now look forward to earning our first revenues from sales of the JS75 SRV Pressure Relief Valve in the coming year,*" stated Stephen Grossman, President & CEO.

Kelso's technical staff and management are optimistic about the upcoming teardown inspection. The 30 valves that have been on railroad tank cars for the past year have been visually inspected on a regular basis when the railroad tank cars return to their facilities for reloading of cargo. One facility is located in Ontario where Kelso's chief engineer conducted continuous inspections and the other is in Oklahoma where inspections were regularly carried out by one of the largest railroad maintenance companies in North America.

The base facilities were ideal for enabling Kelso's 30 valves to be exposed to varied weather conditions including the extreme cold of Canadian winters and the sweltering heat and high temperatures of the southern United States summers. The valves all functioned very effectively despite the drastic changes in climate over the 12 months and the extensive mileage and corresponding vibrations to which they were exposed.

With the anticipated success of the AAR teardown inspection in December, the new year promises to be a very exciting time for Kelso. If the inspection proves successful, Kelso will be able to enter commercialization starting in mid-2003 with sales of its JS75 SRV Pressure Relief Valves to the rail industry.

The past several years has brought a greater awareness of this unique technology to both the engineering and management divisions within the rail industry throughout North America. The number of decision makers who could purchase the JS75 SRV Pressure Relief Valves is small in number thereby making the marketing and sales of the valves a relatively straight-forward matter. Therefore, Kelso plans to market the JS75 SRV aggressively to both the manufacturers of new tank cars as well as the owners of tank cars which currently travel throughout North America.

Kelso looks forward to keeping the investment community informed as new developments occur.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-244



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

JS75 SRV Pressure Relief Valve Nears Commercialization

November 12, 2002, Vancouver, BC — Kelso Technologies is near completion of the first year of its Service Trial. The Service Trial is a requirement of the Association of American Railroads (AAR) which is the governing body for the rail industry in the United States, Canada and Mexico. The first year, which ends November 14, 2002, involved the installation of 30 JS75 SRV Pressure Relief Valves on each of 30 railroad tank cars traveling throughout Canada and the United States over one year.

Kelso is very pleased with the performance of its valves which have been exposed to extreme heat and cold and have logged more than 345,000 miles as of August 31, 2002.

"*This juncture in Kelso's development is one of the most significant in our entire history. Inventing the valve and testing it under real road conditions on actual tanks cars traversing Canada and the United States under extreme weather conditions are both key stepping stones towards our ultimate goal, that of commercializing this revolutionary, exciting and unique technology*," stated Stephen L. Grossman, President & CEO.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, and boiler pressure, marine, trucking and other industries.

In a milestone announcement made in March 26, 2002, the Company announced that two major corporations teamed up with Kelso for the AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).

In April 2002, with the prospect of the completion of the first year of the Service Trial not far off, Kelso announced that it had signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history.

By June 2002, Kelso had expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.

By November 2002, the Company reported that its Service Trial cars had achieved an average of 11,500 miles through August 31, 2002 surpassing the required minimum traveling distance of 5,000 miles per car over a 12 month period.

In November, 2002, the Company raised over $200,000 in Private Placement funds. A major stock brokerage company contacted Kelso as they saw an opportunity to introduce Kelso to investors. The brokerage firm has since participated at a trade show, spoken with other brokerage houses while continuing to work closely with some stock brokers who see the potential in Kelso given its proximity to commercialization. The Company has also begun to communicate its successes to the investment community on an ongoing basis in order to advise the general public of the current events taking place within Kelso.

Upon completion of the first year of the Service Trial, and subject to approval of the AAR, Kelso's JS75 SRV Pressure Relief Valve will be ready for commercialization early in 2003. Marketing of the JS75 SRV Pressure Relief Valve is expected to be very direct given the small number of decision makers in the rail industry, many of whom have already been exposed to the Company's technology.

"*We are working hard towards our goal of manufacturing and selling our valves in early 2003, subject to approval from the AAR Tank Car Committee.* Commercialization should mean the opening of doors as far as additional financing is concerned and also start the process of rewarding our many loyal shareholders who have supported Kelso over ten years of research and development. It is they who should be rewarded the most, for without them, Kelso would never have come this far," stated Stephen L. Grossman, President & CEO.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell,
Director & VP, Business Development,
Corporate Communications & Marketing

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2449 /


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

JS75 SRV Pressure Relief Valve Nears Commercialization

November 12, 2002, Vancouver, BC — Kelso Technologies is near completion of the first year of its Service Trial. The Service Trial is a requirement of the Association of American Railroads (AAR) which is the governing body for the rail industry in the United States, Canada and Mexico. The first year, which ends November 14, 2002, involved the installation of 30 JS75 SRV Pressure Relief Valves on each of 30 railroad tank cars traveling throughout Canada and the United States over one year.

Kelso is very pleased with the performance of its valves which have been exposed to extreme heat and cold and have logged more than 345,000 miles as of August 31, 2002.

"*This juncture in Kelso's development is one of the most significant in our entire history. Inventing the valve and testing it under real road conditions on actual tanks cars traversing Canada and the United States under extreme weather conditions are both key stepping stones towards our ultimate goal, that of commercializing this revolutionary, exciting and unique technology*," stated Stephen L. Grossman, President & CEO.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, and boiler pressure, marine, trucking and other industries.

In a milestone announcement made in March 26, 2002, the Company announced that two major corporations teamed up with Kelso for the AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).

In April 2002, with the prospect of the completion of the first year of the Service Trial not far off, Kelso announced that it had signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history.

By June 2002, Kelso had expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.

By November 2002, the Company reported that its Service Trial cars had achieved an average of 11,500 miles through August 31, 2002 surpassing the required minimum traveling distance of 5,000 miles per car over a 12 month period.

In November, 2002, the Company raised over $200,000 in Private Placement funds. A major stock brokerage company contacted Kelso as they saw an opportunity to introduce Kelso to investors. The brokerage firm has since participated at a trade show, spoken with other brokerage houses while continuing to work closely with some stock brokers who see the potential in Kelso given its proximity to commercialization. The Company has also begun to communicate its successes to the investment community on an ongoing basis in order to advise the general public of the current events taking place within Kelso.

Upon completion of the first year of the Service Trial, and subject to approval of the AAR, Kelso's JS75 SRV Pressure Relief Valve will be ready for commercialization early in 2003. Marketing of the JS75 SRV Pressure Relief Valve is expected to be very direct given the small number of decision makers in the rail industry, many of whom have already been exposed to the Company's technology.

"*We are working hard towards our goal of manufacturing and selling our valves in early 2003, subject to approval from the AAR Tank Car Committee.* Commercialization should mean the opening of doors as far as additional financing is concerned and also start the process of rewarding our many loyal shareholders who have supported Kelso over ten years of research and development. It is they who should be rewarded the most, for without them, Kelso would never have come this far," stated Stephen L. Grossman, President & CEO.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell,
Director & VP, Business Development,
Corporate Communications & Marketing

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-4491


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS SUPERCEDE AAR MILEAGE REQUIREMENTS

November 7, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002, Kelso has substantially surpassed the required Association of American Railroads (AAR) miles traveled for its 30 tank cars in the current AAR Service Trial. It is an AAR requirement that the 30 tank cars average a minimum of 5,000 miles per car over a 12 month period.

For the period from November 14, 2001 through August 31, 2002, the 30 tank cars in the Service Trial have averaged approximately 11,500 miles per tank car or accumulated over 345,000 miles in total.

In addition to exceeding the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in this month, Kelso is also very pleased with the performance results observed with its JS75 SRV Pressure Relief Valves. They have handled extreme temperatures, both cold and hot during last winter and summer very well and seem to be withstanding the intense vibrations to which they are exposed over such a high rate of mileage in the Service Trial.

"*The high mileage covered by the tank cars carrying our Service Trial valves and the wide variety of terrain and temperatures traveled across the United States and Canada, clearly demonstrate the quality of our design and engineering of the JS75 SRV Pressure Relief Valve. I couldn't be more pleased with the performance to date as the first year of our Service Trial nears completion. We expect, with a successful examination of our valves and approval by the AAR Tank Car Committee, to be able to enter commercialization by early 2003,*" stated Stephen Grossman, President & CEO.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS SUPERCEDE AAR MILEAGE REQUIREMENTS

November 7, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002, Kelso has substantially surpassed the required Association of American Railroads (AAR) miles traveled for its 30 tank cars in the current AAR Service Trial. It is an AAR requirement that the 30 tank cars average a minimum of 5,000 miles per car over a 12 month period.

For the period from November 14, 2001 through August 31, 2002, the 30 tank cars in the Service Trial have averaged approximately 11,500 miles per tank car or accumulated over 345,000 miles in total.

In addition to exceeding the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in this month, Kelso is also very pleased with the performance results observed with its JS75 SRV Pressure Relief Valves. They have handled extreme temperatures, both cold and hot during last winter and summer very well and seem to be withstanding the intense vibrations to which they are exposed over such a high rate of mileage in the Service Trial.

"*The high mileage covered by the tank cars carrying our Service Trial valves and the wide variety of terrain and temperatures traveled across the United States and Canada, clearly demonstrate the quality of our design and engineering of the JS75 SRV Pressure Relief Valve. I couldn't be more pleased with the performance to date as the first year of our Service Trial nears completion. We expect, with a successful examination of our valves and approval by the AAR Tank Car Committee, to be able to enter commercialization by early 2003,*" stated Stephen Grossman, President & CEO.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-34481



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENTS

November 5, 2002, Vancouver, BC — Further to the Company's news releases dated 1) October 4 and 2) October 15, 2002, the Company is pleased to announce that it has closed both private placements for gross proceeds as follows:

1) 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00; and,
2) 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00.

The placees will also be granted non-transferable warrants to purchase additional shares as follows:

1) 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised; and,
2) 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

Unless permitted under securities legislation, the holder of the securities shall not trade the securities before November 5, 2003.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENTS

November 5, 2002, Vancouver, BC — Further to the Company's news releases dated 1) October 4 and 2) October 15, 2002, the Company is pleased to announce that it has closed both private placements for gross proceeds as follows:

1) 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00; and,
2) 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00.

The placees will also be granted non-transferable warrants to purchase additional shares as follows:

1) 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised; and,
2) 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

Unless permitted under securities legislation, the holder of the securities shall not trade the securities before November 5, 2003.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-24487


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

November 4, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 307,147 shares. The options are exercisable on or before November 4, 2007 at a price of $0.11 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

November 4, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 307,147 shares. The options are exercisable on or before November 4, 2007 at a price of $0.11 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO PROVIDES UPDATE ON DEVELOPMENT OF ITS JS75 SRV PRESSURE RELIEF VALVE

November 5, 2002, Vancouver, BC — The past year has been a period of interesting development for Kelso Technologies Inc. (TSX-V: KLS). After an extensive period of research and development, the Company successfully acquired access to place 30 of its pressure relief valves on 30 railroad tank cars for its Service Trial.

The Kelso JS75 SRV pressure relief valve completes the first eyar of its Service Trial this month, following which five of the Company's valves will be removed for tear down and examination in the presence of an Assocation of American Railroads (AAR) examiner. The AAR is the governing body for the rail industry in the United States, Canada and Mexico. The Company is confident that its valve will pass the examination and reciev the endorsement of the AAR leading quickly to commercialization and sales of its unique technology.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, boiler pressure, marine, trucking and other industries.

Following is an overview of some of the significant developments that the Company has achieved:

1. **October 1997** — Kelso completed the first JS75 SRV prototype after years of an intensive R&D program.
2. **December 1997** — Three JS75 SRV production valves were tested by an independent lab in Colorado. The valves successfully passed the testing, significantly exceeding the strict standards for 75 pound pressure relief valves set by the AAR.
3. **January 1998** — Kelso presented the JS75 SRV and submitted detailed packages to the AAR Tank Car Committee for their review and approval to install the JS75 SRV on railroad tank cars for testing under real road conditions.
4. **April 1998** — The Company announced approval from the AAR to install 30 JS75 SRVs on railroad tank cars to begin the AAR Service Trial.
5. **March 2000** — Kelso moved to the Canadian Venture Exchange (CDNX). The JS75 SRV debuts at the AAR North American Rail Mechanical Operations Seminar in Chicago, where many prospective buyers first view the JS75 SRV.
6. **September 2001** — Kelso secured Service Trial Agreement to install its valves on 30 railroad tank cars to begin the AAR Service Trial prior to commercialization.
7. **October 2001** — Kelso closed largest Private Placement to date of $548,310 (CDN) or US$353,057.

8. **November 2001** — Kelso began Service Trial after installing valves on railroad tank cars for service in Canada and the United States.
9. **March 2002** — Kelso announced that two major corporations team with Kelso for AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).
10. **April 2002** — Kelso announced that it has signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history. The CDNX becomes the TSX Venture Exchange.
11. **May 2002** — Kelso announced appointment of its first Chief Financial Officer.
12. **June 2002** — Kelso filed its required semi-annual Service Trial Report with the AAR showing the mileage and loads and unloads of each of the 30 tank cars in the Service Trial. Kelso's valves performed exceptionally well during the cold temperatures and snowy weather of last winter.
13. **June 2002** — Kelso expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.
14. **September 2002** — Kelso reported that its Service Trial cars achieved an average of 7,700 miles through June 30, 2002 surpassing the required minimum traveling distance of 5,000 miles over a 12 month period.

We will make additional announcements as new information is forthcoming. With the end of the first year of the AAR Service Trial in November 2002, we are excited about the prospect of selling our valves once the AAR approval is completed.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO PROVIDES UPDATE ON DEVELOPMENT OF ITS JS75 SRV PRESSURE RELIEF VALVE

November 5, 2002, Vancouver, BC — The past year has been a period of interesting development for Kelso Technologies Inc. (TSX-V: KLS). After an extensive period of research and development, the Company successfully acquired access to place 30 of its pressure relief valves on 30 railroad tank cars for its Service Trial.

The Kelso JS75 SRV pressure relief valve completes the first eyar of its Service Trial this month, following which five of the Company's valves will be removed for tear down and examination in the presence of an Assocation of American Railroads (AAR) examiner. The AAR is the governing body for the rail industry in the United States, Canada and Mexico. The Company is confident that its valve will pass the examination and reciev the endorsement of the AAR leading quickly to commercialization and sales of its unique technology.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, boiler pressure, marine, trucking and other industries.

Following is an overview of some of the significant developments that the Company has achieved:

1. **October 1997** — Kelso completed the first JS75 SRV prototype after years of an intensive R&D program.
2. **December 1997** — Three JS75 SRV production valves were tested by an independent lab in Colorado. The valves successfully passed the testing, significantly exceeding the strict standards for 75 pound pressure relief valves set by the AAR.
3. **January 1998** — Kelso presented the JS75 SRV and submitted detailed packages to the AAR Tank Car Committee for their review and approval to install the JS75 SRV on railroad tank cars for testing under real road conditions.
4. **April 1998** — The Company announced approval from the AAR to install 30 JS75 SRVs on railroad tank cars to begin the AAR Service Trial.
5. **March 2000** — Kelso moved to the Canadian Venture Exchange (CDNX). The JS75 SRV debuts at the AAR North American Rail Mechanical Operations Seminar in Chicago, where many prospective buyers first view the JS75 SRV.
6. **September 2001** — Kelso secured Service Trial Agreement to install its valves on 30 railroad tank cars to begin the AAR Service Trial prior to commercialization.
7. **October 2001** — Kelso closed largest Private Placement to date of $548,310 (CDN) or US$353,057.

8. **November 2001** — Kelso began Service Trial after installing valves on railroad tank cars for service in Canada and the United States.
9. **March 2002** — Kelso announced that two major corporations team with Kelso for AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).
10. **April 2002** — Kelso announced that it has signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history. The CDNX becomes the TSX Venture Exchange.
11. **May 2002** — Kelso announced appointment of its first Chief Financial Officer.
12. **June 2002** — Kelso filed its required semi-annual Service Trial Report with the AAR showing the mileage and loads and unloads of each of the 30 tank cars in the Service Trial. Kelso's valves performed exceptionally well during the cold temperatures and snowy weather of last winter.
13. **June 2002** — Kelso expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.
14. **September 2002** — Kelso reported that its Service Trial cars achieved an average of 7,700 miles through June 30, 2002 surpassing the required minimum traveling distance of 5,000 miles over a 12 month period.

We will make additional announcements as new information is forthcoming. With the end of the first year of the AAR Service Trial in November 2002, we are excited about the prospect of selling our valves once the AAR approval is completed.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2491


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00. The placees will also be granted non-transferable warrants to purchase up to an additional 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development "

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2491


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

October 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00. The placees will also be granted non-transferable warrants to purchase up to an additional 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO JS75 SRV PRESSURE RELIEF VALVE EXCEEDS AAR MILEAGE REQUIREMENTS

September 17, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002 representing the accumulated mileage through May 31, 2002, Kelso is pleased to report that its service trial cars has now achieved an average of 7,700 miles through June 30, 2002. This is a major milestone in the AAR Service Trial, since one of the requirements is that the thirty service trial tank cars in the trial must average 5,000 miles over a 12 month period. Kelso's cars has now averaged far greater than that requirement in just a few months.

"*The success we have had thus far with covering the necessary 5,000 miles in such a short period, is very gratifying for all of us at Kelso*," stated President and CEO Stephen Grossman. "As a result, Kelso has exceeded the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002 and it is anticipated it will also exceed the required number of loads and unloads," he added.

Dominick & Dominick has reported that due to the concerns of investors regarding the current stock market conditions, that the Venture Capitalist have not been as quick to respond in a positive vain regarding financing start-up companies. However, the review of the Kelso investment packages is still underway in both Canada and the U.S.

Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2449



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO JS75 SRV PRESSURE RELIEF VALVE EXCEEDS AAR MILEAGE REQUIREMENTS

September 17, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002 representing the accumulated mileage through May 31, 2002, Kelso is pleased to report that its service trial cars has now achieved an average of 7,700 miles through June 30, 2002. This is a major milestone in the AAR Service Trial, since one of the requirements is that the thirty service trial tank cars in the trial must average 5,000 miles over a 12 month period. Kelso's cars has now averaged far greater than that requirement in just a few months.

"*The success we have had thus far with covering the necessary 5,000 miles in such a short period, is very gratifying for all of us at Kelso*," stated President and CEO Stephen Grossman. "As a result, Kelso has exceeded the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002 and it is anticipated it will also exceed the required number of loads and unloads," he added.

Dominick & Dominick has reported that due to the concerns of investors regarding the current stock market conditions, that the Venture Capitalist have not been as quick to respond in a positive vain regarding financing start-up companies. However, the review of the Kelso investment packages is still underway in both Canada and the U.S.

Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

September 6, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 920,299 shares. The options are exercisable on or before September 6, 2007 at a price of $0.10 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 200,000 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

September 6, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 920,299 shares. The options are exercisable on or before September 6, 2007 at a price of $0.10 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 200,000 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES RESIGNATION OF VICE PRESIDENT

September 6, 2002, Vancouver, BC — The Company announced today that Mr. James W. Williams, 3rd has resigned as Kelso's Vice-President, Valve Development due to personal reasons. He has had over 60 years of working experience in the valve and spring industries.

Mr. Williams, the inventor and manufacturer of the successful Kelso JS75 SRV Pressure Relief Valve, will continue working with Kelso as a consultant in the development of current and future valves and will consult in the manufacturing of Kelso pressure relief valves.

Mr. Grossman, Kelso's President and CEO said "Kelso has been extremely fortunate to have aligned itself with Mr. Williams. I have spent many hours working hands-on with Mr. Williams in his Pennsylvania facility since the relationship began in March 1997. Kelso has always valued his extremely strong commitment to both the people and the products of Kelso. Even though he is no longer a Vice-President of Kelso, our working relationship will continue to flourish and we look forward to bringing on-line, the new valves that he and Kelso are jointly developing."

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES RESIGNATION OF VICE PRESIDENT

September 6, 2002, Vancouver, BC — The Company announced today that Mr. James W. Williams, 3rd has resigned as Kelso's Vice-President, Valve Development due to personal reasons. He has had over 60 years of working experience in the valve and spring industries.

Mr. Williams, the inventor and manufacturer of the successful Kelso JS75 SRV Pressure Relief Valve, will continue working with Kelso as a consultant in the development of current and future valves and will consult in the manufacturing of Kelso pressure relief valves.

Mr. Grossman, Kelso's President and CEO said "Kelso has been extremely fortunate to have aligned itself with Mr. Williams. I have spent many hours working hands-on with Mr. Williams in his Pennsylvania facility since the relationship began in March 1997. Kelso has always valued his extremely strong commitment to both the people and the products of Kelso. Even though he is no longer a Vice-President of Kelso, our working relationship will continue to flourish and we look forward to bringing on-line, the new valves that he and Kelso are jointly developing."

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

To: SEC

Enclosed is the latest news release issued by Kelso Technologies dated May 22, 2003. We are sending additional news releases as it appears some previously mailed may not have been entered into the system.

We would appreciate it if you can check these releases to make sure they are in place and otherwise to enter them.

Thanks you.

Kelso Technologies Inc.

